Contact:
Jonathan Burgin
CFO
(972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM ANNOUNCES PRELIMINARY FIRST QUARTER 2007 RESULTS
- Full Earnings Release and Conference Call Scheduled for Monday, April 30th -

TEL-AVIV, Israel— April 5, 2007-- RADCOM Ltd. (RADCOM) (NASDAQ and TASE: RDCM) today announced preliminary financial results for the first quarter ended March 31, 2007, together with the schedule for its first quarter earnings release and conference call.

Based on preliminary data, Management expects the Company’s first quarter revenues to be approximately $3.4 million, which is significantly lower than its revenues of $5.1 million for the first quarter of 2006, and to post a net loss for the period. This reflects weakness in the Company’s execution of sales in the Far East and the U.S. The Company plans to publish its full results on Monday, April 30th, and to hold an interactive conference call on the same day to provide more detail and to answer investors’ questions.

“We are disappointed in our first quarter sales, which reflect execution issues that we are now strongly focused on solving, together with the ‘lumpiness’ of our sales model, whose larger average-sized deals increase the implications of the timing of each deal,” commented Mr. David Ripstein, RADCOM’s new President and CEO as of April 1, 2007. “We are currently evaluating our work plan for the U.S. and the Far East with the goal of confirming our projections and guidance. If the need arises, we will update investors at the end of the month when we publish our full results.”

Mr. Ripstein continued, “At the same time, we see no change in the market opportunity, which we believe is large and growing, and we continue to believe strongly in our product advantage. We remain confident in our overall strategy and in the Company’s significant potential.”

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RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The company specializes in Next Generation Cellular as well as Voice, Data and Video over IP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The company’s products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM’s shares are listed on both the Nasdaq Global Market and the Tel Aviv Stock Exchange under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward Looking Statements
Certain statements made herein that use the words ``estimate,'' ``project,'' ``intend,'' ``expect”, ''believe`` and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission. The Company does not undertake to update forward-looking statements.